UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
70053

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KAL Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3738 Bayer Avenue Suite 103
(No. and Street)

LONG BEACH	CA	90808
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trevor Bohn	(949) 404-4203	trevor@kalcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

650 Town Center Drive #740	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Bohn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KAL Capital Markets LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Partner & CCO

See Attached Certificate
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 8 day of February, 20 23 by Trevor Bohn,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

ANNA JIANG
COMM. # 2339422
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. JAN. 2, 2025

Signature [signature] (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation of
(Title or description of attached document)

Financial Statements
(Title or description of attached document continued)

Number of Pages 1 Document Date NA

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
    - ❖ Additional information Is not required but could help to ensure this jurat is not misused or attached to a different document.
    - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

KAL CAPITAL MARKETS, LLC
(A California Limited Liability Company)

TABLE OF CONTENTS

Year Ended December 31, 2022

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of KAL Capital Markets, LLC
Long Beach, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KAL Capital Markets, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Company's auditor since 2018.

New York, New York
February 3, 2023

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	2,165,573
Right of use asset		316,944
Other assets		20,075
TOTAL ASSETS	$	2,502,592
LIABILITIES		
Accrued expenses	$	349,815
Other liabilities		14,975
Operating lease liability		316,944
TOTAL LIABILITIES	$	681,734
EQUITY	$	1,820,858
TOTAL LIABILITIES AND EQUITY	$	2,502,592

***See Accompanying Notes to Financial Statements**

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statements
Year Ended December 31, 2022

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KAL Capital Markets LLC (the "Company") was incorporated in the State of California on December 19, 2016 and on February 15, 2018, approved by the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of conducting investment banking, business valuations and consulting, and private placements. The Company does not hold customer funds or securities.

Under its membership agreement, dated August 5, 2020, the Company will not claim an exemption SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts (as defined in Rule 15c3-3).

Each member's liability is limited to its respective capital contributions, except as so otherwise required by law. The term of the Company shall continue in perpetuity, unless dissolved as provided in the operating agreement.

Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash & Cash Equivalents</u>: The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2022, the Company had approximately $1,915,573 in excess of the FDIC insured limit of $250,000.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Deferred Revenue: Deferred revenue represents amounts billed or collected but not yet earned under existing agreements.

Current Expected Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-10, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. The Company has no allowance for credit losses as of December 31, 2022.

Note 2: INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2022, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor was any interest or penalty expense recognized for the year ended December 31, 2022. Tax years subject to examination include 2018 through the current period.

The Company is treated as a pass-through entity for federal income tax purposes, in accordance with limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal income Taxes is included in these financial statements. The Company is subject to California limited liability company minimum annual tax and California limited liability company fees based on the California LLC Taxes and Fees Schedule.

Note 2: INCOME TAXES (CONT.)

In 2021 California passed AB 150 which included a law that allows entities taxed as a partnership or an "S" corporation to annually elect to pay an elective tax at a rate of 9.3 percent based on its qualified net income. The law allows a credit against the personal income tax to a taxpayer, other than a partnership, that is a partner, shareholder, or member of a qualified entity that elects to pay the elective tax, in an amount equal to 9.3 percent of the partner's, shareholder's, or member's pro rata share or distributive share of income subject to the election made by the qualified entity. The Company made this election in 2021.

Note 3: LEASE COMMITMENTS

The Company holds one operating lease for office space with a five-year term and a commencement date of December 31st, 2021. The future undiscounted lease payments for the lease as of December 31, 2022 are as follows:

2023	$ 80,148
2024	$ 82,553
2025	$ 85,029
2026	$ 87,473
Total undiscounted lease payments	**$ 335,203**
Less: imputed interest	$ 18,259
Net lease liabilities	**$ 316,944**

The lease agreement does not contain any material residual value guarantees, restrictions, or covenants.

Leases with an initial term of 12 months or less would are not recognized on the balance sheet. As of and for the year-ended December 31, 2022, there were no such lease contracts with a term 12 months or less. The Company recognized lease expense for its lease on a straight-line basis over the lease term.

Operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. The balance for both right-of-use asset and lease liability were approximately $316,944 as of December 31, 2022.

In determining the discount rates, since most of the Company's leases do not provide an implicit rate, the Company used the incremental borrowing rate of 4.25% based on the information available at commencement date to calculate the present value of lease payments.

Note 3: LEASE COMMITMENTS (CONT.)

The following table presents the Company's right-of-use asset and lease liability for the period indicated:

	December 31, 2022
Assets	
Total right-of-use assets - Operating leases	$316,944
Liabilities	
Total lease liabilities - Operating leases	$316,944

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2022 the Company had net capital of $1,800,783 which was $1,776,463 in excess of its required net capital of the greater of $5,000 or $24,319 (6-2/3% of $364,790 aggregate indebtedness) and a ratio of aggregate indebtedness to net capital of 0.21 to 1.00.

Note 5: DISCRETIONARY PROFIT SHARING PLAN

The Company has established a discretionary Profit Sharing Plan (the "Plan") for the benefit of its eligible employees. The Plan accepts employer contributions one time during the year and contributions are discretionary as to whom and the amount. During the year ended December 31, 2022, the Company contributed $157,871 to the Plan and has recorded this amount in Expenses under Profit Sharing on its Statement of Income. The Company's owners allocation to the plan was $122,000 of the total. The Plan is managed by and under the trusteeship of the Company's members.